20008954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Funston Avenue, Suite B
(No. and Street)

San Francisco	CA	94129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brodie Cobb, CEO — (415) 449-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brodie Cobb, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE G. DURBIN
Notary Public - California
San Francisco County
Commission # 2220945
My Comm. Expires Nov 5, 2021

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Presidio Merchant Partners LLC

Financial Statements
Year Ended December 31, 2019

Presidio Merchant Partners LLC

Financial Statements
Year Ended December 31, 2019

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Presidio Merchant Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Presidio Merchant Partners LLC 's auditor since 2017.
Walnut Creek, California
February 28, 2020

Presidio Merchant Partners LLC

Statement of Financial Condition

December 31, 2019		
Assets		
Cash	$	428,628
Accounts receivable, net		1,133
Prepaid expenses		68,775
Operating lease right-of-use assets		499,562
Property and equipment, net		27,114
Total Assets	$	1,025,212
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	4,829
Deferred revenue		150,000
Operating lease liabilities		508,850
Accrued other		19,620
Total liabilities		683,299
Member's Equity		341,913
Total Liabilities and Member's Equity	$	1,025,212

See accompanying Notes to Financial Statements

1. The Company and Its Significant Policies

The Company

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC (the Parent) doing business as The Presidio Group LLC.

The investment banking advisory business is volatile in that revenue is generated by successful transaction closing which are sporadic. As always, the Parent will continue to fund the Company through periods of low revenue. Together, the Company and Parent maintain a minimum of twelve months of cash flow at all times.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances. There are no cash equivalents at December 31, 2019.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities (none of which are held for trading purposes) approximate the carrying values of such amounts. There are no assets or liabilities required to be valued at fair value on a recurring basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

1. The Company and Its Significant Policies (continued)

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2019, the Company had three long term operating leases and two short term operating leases.

Income Taxes

The company is a single member LLC and its income is reported by the Parent on its federal income tax return. The Parent files as a partnership in all relevant federal and state jurisdictions. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays annual California taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

The Company follows the guidance in ASC 740 (Accounting for Uncertainty in Income Taxes). This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. The Company has determined that the Company does not have a liability for uncertain tax positions or unrecognized benefits. Accordingly, no provision for taxes is made in the accompanying financial statements.

Marketing Costs

Marketing costs are expensed as incurred.

2. New Accounting Pronouncements

Recently Adopted Accounting Guidance

ASU 2016-02 Leases (Topic 842)("ASU 2016-02")

Effective January 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a ROU asset and corresponding liability, measured at the present value of the lease payments. The Company analyzed its long-term operating lease expiring in the year ended December 31, 2019 and elected not to recognize the related right-of-use (ROU) asset or operating lease liability as it was deemed immaterial, there was no adjustment to equity. The Company expensed these lease payments as incurred and is included in occupancy on the Statement of Operations. See Note 6 for detail on how the new lease standard primarily impacts expense recognition and the Statement of Financial Condition presentation.

3. Property and Equipment

Details of property and equipment at December 31, 2019 are as follows:

Computer Equipment	$	33,801
Furniture		18,201
Fixtures		10,365
Less accumulated depreciation		35,253
Property and equipment, net	$	27,114

4. Concentrations of Risk

Receivables

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

5. Retirement Plans

The Company has a 401(K) plan that is available to all Eligible Employees. The Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation.

6. Related Party Transactions

The Company is obligated to distribute 10% of gross revenues to the Parent. Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2019, the Company did not have a receivable balance from the Parent for expenses paid by the Company on its behalf.

Operating Leases

Operating leases are executed in the Parent's name but the Company uses the assets and assumes the liabilities under the leases. Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for any class of underlying asset.

For the year ended December 31, 2019, the Parent had an operating lease for equipment that was month-to-month. Since the Company had the benefit of and paid for all costs associated with this lease, the Company classified this equipment lease as short-term and expensed the lease payments as incurred.

As of February 28, 2017, the Parent entered into a twenty-four month operating lease with an expiration of February 28, 2019. Since the Company had the benefit of and paid for all costs associated with this lease and since the lease expired on February 28, 2019, the Company classified this office lease as short-term and expensed the lease payments as incurred.

The Parent has operating leases for equipment in Duluth, Georgia and office space in San Francisco, California. The Parent has an operating sublease for office space in Duluth, Georgia. Since the Company has the benefit of the related assets and pays all costs associated with these operating leases and sublease, the ROU assets and operating lease liabilities related to these leases and sublease are included in the Company's Statement of Financial Condition. As of December 31, 2019, although there is one option to extend the term of the San Francisco office lease for a period of four years, it is not certain the Company will exercise this option.

For the year ended December 31, 2019, information pertaining to related party operating leases and sublease is as follows:

Supplemental Cash Flow Information	
Cash paid for amounts included in the measure of lease liabilities:	
Operating cash flows from operating leases	$ 148,045
ROU assets obtained in exchange for lease obligations:	
Operating leases	$ 499,562
Supplemental Statement of Financial Condition Information	
Operating leases:	
ROU assets	$ 499,562
Operating lease liabilities	$ 508,850
Remaining lease terms	28-37 months
Discount rate	5.00%
Maturities of operating lease liability	
2020	$ 181,163
2021	186,510
2022	179,134
Total lease payments	$ 546,807
Less discount	(37,957)
Total operating lease liability	$ 508,850

6. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Fees
The Company earns investment banking fees for assisting clients with mergers, acquisitions, restructurings, divestitures and private placements of equity and debt securities. Fee revenue consists of retainer fees and success fees. Retainer fees are fixed fees recognized at a point in time when the service is complete or terminated since the related performance obligation is satisfied at that time. Success fees are variable fees recognized at a point in time when the transaction is complete since the related performance obligation is satisfied upon completion. Any expenses reimbursed by the company's clients are recognized as reimbursed expense income.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $0 and $1,133 as of January 1, 2019 and December 31, 2019, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers was $80,000 and $150,000 as of January 1, 2019 and December 31, 2019, respectively.

All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the statement of operations.

7. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to or greater than $5,000 or a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company's net capital was $244,890, which was $232,641 above its net capital requirement of $12,249. The Company's aggregate indebtedness to net capital ratio was .75 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, the date which the financial statements were issued.